Ridgetech, Inc.

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

December 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Rebekah Reed

Re:	Ridgetech, Inc.
Registration Statement on Form F-3
File No. 333-291941

Dear Ms. Reed:

Ridgetech, Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time on Monday, December 15, 2025, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at frank.zhao@ridgetch.com, or Yan Zhang of Norton Rose Fulbright US LLP, outside counsel to the Company, at yan.zhang@nortonrosefulbright.com (Tel: 628-231-6821).

Very truly yours,

/s/ Ming Zhao
Ming Zhao Interim Chief Executive Officer and Chief Financial Officer

cc:	Siyuan An, Esq., Norton Rose Fulbright US LLP